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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-SA

      SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended September, 2019

 NUVUS GRO CORP.

(Exact name of Registrant as specified in its charter)

Commission File Number: 024-10588

Nevada	46-5145215
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10901 Roosevelt Blvd Saint Petersburg, FL (Address of principal executive offices)	33716 (Zip Code)

(727) 474-1810

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

 NUVUS GRO CORP

FORM 1-SA

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2018

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semiannual Report pursuant to Regulation A on Form 1-SA (the “Semiannual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Report or in the information incorporated by reference into this semiannual Report.

The forward-looking statements included in this semiannual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated January 27, 2016, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (link to filing on SEC.gov https://goo.gl/0uxfF0).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this semiannual Report. All forward-looking statements are made as of the date of this  Report and the risk that actual results will differ materially from the expectations expressed in this semiannual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this semiannual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this semiannual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Report will be achieved.

Please note:  This Form 1-SA does not include audited financial statements due to lack of time for audit.

ITEM 1.          OVERVIEW OF BUSINESS

Description of Business

Nuvus Gro Corp (formerly HempTech Corp) is a provider of advanced Controlled Environment Agriculture (CEA) with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and cannabis. We design and engineer specialized products using advanced sensors, process control techniques, big data aggregation, analytics and security solutions so cannabis growers can easily and effectively control every aspect of their operation. Through Nuvus Gro technologies, virtually every component of the plants' vegetative growth matrix and flower harvest is automated, documented and available in visible format both in real time and historically. This simplifies operations and ensures that the baselines set by the master grower are adhered to by the cultivation staff.

The Intelligent Automation Technology engineered for agricultural operations featuring CognetiX Cultivation Automation & Analytic Software drives improvement in productivity, efficiency, quality and sustainability. This industrial grade advanced Controlled Environment Agriculture (CEA) with analytical technology software, is being made available to small and large size cultivators that are not yet available in the Cannabis market. Nuvus Gro's goal is to provide cost effective and efficient cultivation of indoor cannabis through intelligent technologies and process control platforms.

 History

Nuvus Gro Corp (previous HempTech Corp), (formerly known as Building Turbines, Inc.(BLDW)) ("we", "us", the "Company") was incorporated in Nevada on November 17, 1997 under the name Hyperbaric Oxygenation Corp. We changed our name effective January 1, 2011 in connection with our December 1, 2010 acquisition of Building Turbines, Inc which is in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, we were been engaged in the business of Hyperbaric care centers in Canada.

On February 26, 2016, an Exchange Agreement was entered (the "Agreement"), by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company ("the BLDW Holders"), and FutureWorld, Corp. (hereafter referred to as "FWDG"), a Delaware Corporation which is the owner of the partially owned subsidiary, HempTech Corp., (hereafter referred to as "HTC"), a Delaware Corporation. Consideration for the purchase and exchange agreement is as follows (collectively the “Consideration”):

a. A purchase price paid for by the issuance of 62,500,950 shares of Common stock, par value $0.001, on the Closing Date (after recapitalization) to Nuvus Gro Corp, (formerly HempTech Corp) shareholders. All such common shares shall be received of the BLDW common shares under the requisite restriction of Rule 144 of the Securities Act.

b. In return for those shares of BLDW as designated, the BLDW selling holder, John Graham, shall receive, post-reverse division, an amount of common shares of the Corporation which will be equal to nine and nine tenths percent (9.9%) of the total outstanding common shares of the Corporation (“Exchanged Shares”) after such reverse division occurs and the initial post-reverse issuance occurs. The amount of shares to be initially issued shall for such 9.9% of the total outstanding common shares after the reverse division shall be 6,187,594 common shares.

c. Purchase of Building Turbines, Inc. Assets. By entry into this Agreement, the BLDW Holder shall be responsible for and the new directors will be bound, as appointed by FWDG, to hereby agree that all assets of Building Turbines, Inc. as currently held by Building Turbines, Inc. to include all intellectual property, contractual rights, business plans, architectural works, property rights, and other valuable matters, shall be sold to the BLDW Holder, into a new entity formed at their direction, control and benefit. All such properties and assets shall be sold from Building Turbines, Inc. by a bill of sale, for which the BLDW Holder shall pay for such assets and property by an exchange of $150,000.00 in debt due to them from Building Turbines, Inc. to such BLDW Holder. Such purchase shall be operable with the signing of this Agreement with such effective date, as executed herein, by resolution and agreement this date. All additional debt as due from Building Turbines, Inc. to such BLDW Holder shall be assigned as liabilities to such new private entity as designated by the BLDW Holder.

d. Exchange of Share Interests. Upon the terms and subject to the conditions set forth herein, on the Closing Date (as defined herein), BLDW Holder shall sell, convey, transfer, assign, and deliver (“Surrender”) to FWDG or as designated the following BLDW shares, or cause such to occur for this Agreement to be effective.

a. All Preferred Series B Shares, being 70 shares held by John Graham, Sr. shall be delivered and transferred to be held by the party designated by FutureWorld.

b. John Graham, Sr. shall deliver his personal shares of common stock, together with those designated separately to a third party as designated by Purchaser.

e. Exchange Terms. In return for those shares of BLDW as designated in d. above, the BLDW Holder John Graham shall receive, post-reverse division, a number of common shares of the Corporation which will be equal to nine and nine tenths percent (9.9%) of the total outstanding common shares of the Corporation (“Exchanged Shares”) after such reverse division occurs and the initial post-reverse issuance occurs. The number of shares to be initially issued shall for such 9.9% of the total outstanding common shares after the reverse division shall be 6,187,594 shares, par value $0.001, at $5 per share, which shall be equal to such 9.9% of the then issued shares common outstanding which shall be 62,500,950. Graham shall designate which portion of such Exchange Shares shall be issued for his own benefit and ownership subject to his apportionment of such rights to such shares. The remaining shares shall be distributed or issued under his instruction as set forth under the Non-Dilution Agreement between the parties for such shares.

f. Limitation on Sales. All such shares as issued as the Exchange Shares, to include those issued pursuant to the Non-Dilution Agreement and those shares designated by Graham to be issued to other parties from such initial 9.9%, shall be subject to, as a group to the one percent dribble out rule of Rule 144 for such sale or transfer for a period of two years after the Closing and initial issuance. Such shares shall be so designated through the transfer agent and to any brokerage where such shares shall be held or deposited

Post completion of the transaction, on March 10, 2016, Building Turbines, Inc. changed its name to HempTech Corp with a symbol change of BLDW to HTCO and recapitalized the company by a 1 for 5,000 reverse split in which were all effective as of April 28, 2016.

The company decided that the name Nuvus Gro Corp was a better fit to the corporation; consequently, HempTech Corp was renamed Nuvus Gro Corp on March 13, 2018 and is now publicly traded under the Ticker symbol NUVG.

Plan of Operation

Nuvus Gro Corp provides a broad range of infrastructure products and services primarily to cannabis growers in states which have passed legislation authorizing this activity. Its products and services can be used in virtually all types of indoor agricultural grow industries. The company delivers either by direct sales to growers or by construction and lease to growers. Nuvus Gro is not directly involved in any aspect of cannabis production or distribution. The company has begun extensive sales and marketing efforts in 2017.

Nuvus Gro provides technology tools from automated controlled environment packages for smaller grow facilities, and security and lighting for industrial-sized growers. We developed the integration of agriculture equipment and advanced software including, Cognetix™ Controlled Environment, using sensors and logic controllers and visualization software. We also offer products like energy optimization and Intelligent LED lighting tools for growers. The company owns certain software, proprietary systems, provisional patents, and various copyrights, trademarks and trade secrets. Trademarks are used to distinguish our products in the marketplace. Our consulting services, GrowComm, are available to anyone with questions about growing cannabis. Products offered includes: CannaTrax™, SPIDer™, SmartSense™, CognetiX ™, SmartNergy™, and the grow.droidTM line of products. The company’s intellectual assets are important and integral to the Company’s ability to compete and produce operating profits.

Our Industry

CNBC says it could be "the next great American industry. “Oil, railroads, aviation, automobiles, finance and the personal computer," says financial journalist John Poltonowicz. "This new industry could join this list, as it is expected to be one of America's next great industries." News Mic, a New York-based online magazine, calls it simply, "The multi-billion dollar revolution that's sweeping across the USA." This revolutionary new industry is already growing faster than one of the biggest and most lucrative investment stories of the past 25 years; the rise of the multi-billion dollar "smartphone" market. "This industry is growing so quickly, there's no stopping it, “says Daniel Williams, an industry insider recently interviewed in the New York Times. Alan Valdes, Director of Trading for the New York Stock Exchange, calls it simply, “The start of an industry… a unique time in American history.” “This is the next gold rush,” says Tom Bollich, co-founder online social gaming giant Zynga, as quoted in Fortune magazine. "This is dramatically different than anything we've seen before,” says Steve DeAngelo, President of the investors' network, ArcView. "The reality on the ground now is you're seeing the birth of a whole new industry."

The industry these individuals are referring to is the hemp/cannabis industry. In 1986 California, voters legalized medical cannabis in their state. Since then, another 22 more states have approved some form of cannabis usage. Most are following California lead and legalizing the usage for medical conditions by very ill patients. However, Colorado and Washington State have legalized recreational use of cannabis. This has led to multiple many well-respected physicians and journalist to revisit the current prohibition of the cannabis plant. In February 2014, even president Obama signed into law a new Farm Bill that has authorized cultivation for industrial hemp (cannabis with low THC level – typically below .3%) for research. Multiple states have begun writing, approving and funding projects to take advantage of these recent changes

Recreational Cannabis has recently been approved in Alaska & Oregon, taking the total to four States. Voters in five states — Arizona, California, Maine, Massachusetts and Nevada — decided whether to legalize the recreational use of cannabis; and residents in four other states — Arkansas, Florida, Montana and North Dakota — weighed medical marijuana measures. Seven of nine will be changing their marijuana laws.

The cannabis industry includes a broad spectrum of companies. Some, such as growers and retailers, play a direct role in the production and sale of cannabis products. Others play an indirect role by providing land and buildings to house growing facilities. Others provide lighting systems, hydroponic and testing devices, testing and tracking systems, security systems and myriad other services. It is estimated that by 2020, the burgeoning cannabis industry will generate over $44 billion in revenue, taxes, and fees. Colorado alone has exceeded $300 million in revenue in 2014 and California has topped $1 billion in revenues.

Cannabis Market Growth and Current Trends

Since the Nuvus Gro Corp launch, there have been a series of events that have helped further shape the development of the cannabis industry:

•On August 29, 2013, Deputy Attorney General James Cole issued a memo (the “Cole Memo”) in response to certain states passing measures to legalize medical and adult-use of cannabis. The Cole Memo does not alter the Department of Justice's authority to enforce Federal law, including Federal laws relating to cannabis, regardless of state law, but does recommend that U.S. Attorneys focus their time and resources on certain priorities, rather than businesses legally operating under state law. These guidelines focus on ensuring that cannabis does not cross state lines, keeping dispensaries away from schools and public facilities, and strict-enforcement of state laws by regulatory agencies, among other priorities.

•2016 has been a pivotal year for American drug policy. More states than ever before will consider easing restrictions on marijuana use this November: Voters in five states will decide whether to fully legalize recreational use, while voters in four more will weigh in on whether to allow medical marijuana. Big state victories for the pro-marijuana contingent -- recreational weed in California, medical marijuana in Florida -- could widen the gap between state and federal marijuana policies, ratcheting up pressure on Congress and the next presidential administration to provide a fix.

•The vote alone, on Proposition 64 in California, may eradicate much of the stigma against cannabis primarily because it will make the product legal for adult consumption in the largest US marketplace. The proposition details a plan to protect children and potentially generate over $1B in tax revenue for the state of California. Initially, the total retail value of medical marijuana consumed in California can be estimated at between $1.5 and $4.5 billion per year which could swell to $6 billion or more by 2020.

•Besides California; Nevada, Maine, Arizona and Massachusetts voted and passed on recreational marijuana legalization in November 2016. These votes will create an unprecedented quantum shift in the industry that may surpass $200+ billion in sales in less than a decade, enabling companies such as Nuvus Gro Corp to reach new heights.

•On February 14, 2014, the Departments of Justice and Treasury issued a joint memo allowing banks and financial institutions to accept deposits from dispensaries operating legally under state law. In most cases, dispensaries had been forced to operate on a cash basis, presenting significant security and accounting issues. This was a major step in legitimizing and accepting the cannabis industry on a national level. Further, the passing of the Rohrabacher Farr Amendment (defined below) in 2014 and 2015, indicates some level of support in Congress for medicinal cannabis, even if its actual effect is still undetermined.

Profitability Analysis for the Industry

According to Marijuana Business Daily, the vast majority of the companies in the cannabis industry are doing very well financially. This is despite the regulatory hurdles and other challenges that the industry runs into from time to time. The timeframe to breakeven and/or produce a profit is rapid with 41% of companies achieving profitability within 6 months and 67% by their first anniversary.

Current States and Laws Permitting Medical or Adult-Use of Cannabis

As of December 31, 2016, 25 states and the District of Columbia have passed laws allowing some degree of medical use of cannabis, while four of those states and the District of Columbia have also legalized the adult-use of cannabis. The states, which have enacted such laws, are listed below:

Public Support for Legalization Increasing

A Gallup poll conducted in October 2013 found that 58% of Americans supported legalizing the adult-use of cannabis, an increase of 22% from 2005. This is the first time in American history the majority of registered voters support the full legalization of cannabis for adult-use. Moreover, 67% of participants aged 35 and below voted in support of recreational adult-use, setting the trend for years to come. A 2016 ArcView Market Research report predicts an additional 14 states will legalize the adult-use of cannabis, and two states will legalize medical use within the next five years. If public support for cannabis legalization continues to increase, we believe it is likely that Federal policies towards marijuana will be reformed. The combination of additional states legalizing adult-use under state law, expansion of medical use provisions in states where it is currently permitted under state law, and increased public awareness is projected to cause marijuana sales permitted under state law to grow from $1.43 billion in 2013 to $10.2 billion in 2018, according to ArcView Market Research.

We believe that within 10 years after the end of federal prohibition, the cannabinoid-based pharmaceuticals market may exceed $50 billion annually, with more than 20 million consumers. Therefore, we believe that the combined total market for cannabis in the United States may ultimately reach $100 billion annually, with more than 50 million consumers. We believe that the international market has the potential to exceed $500 billion annually, with more than one billion consumers worldwide.

Market Conditions that Could Limit Our Business

Cannabis is a Schedule 1 Controlled Substance under Federal law and, as such, there are several factors that could limit the market and our business. Factors include, but are not limited to:

•The Federal government and many private employers prohibit drug use of any kind, including cannabis, even where it is permissible under state law. Random drug screenings and potential enforcement of these employment provisions significantly reduce the size of the potential cannabis market;

•Enforcement of Federal law prohibiting cannabis use occurs randomly and often without notice. This could scare many potential investors away from cannabis-related investments and makes it difficult to make accurate market predictions;

•There is no guarantee that additional states will pass measures to legalize cannabis under state law. In many states, public support of legalization initiatives is within the margin of error of pass or fail. Changes in voters' attitudes and turnout have the potential to slow or stop the cannabis legalization movement and potentially reverse recent cannabis legalization victories;

•There has been some resistance and negativity as a result of recent cannabis legalization at the state level, especially as it relates to drug driving. The lack of clearly defined and enforced laws at the state level has the potential to sway public opinion against marijuana legalization; and

•Even if the Federal government does not enforce the Federal law prohibiting cannabis, the legality of the state laws regarding the legalization of cannabis are being challenged through lawsuits. Oklahoma and Nebraska recently sued Colorado over the legalization of cannabis, and other lawsuits have been brought by private groups and local law enforcement officials. If these lawsuits are successful, state laws permitting cannabis sales may be overturned and significantly reduce the size of the potential cannabis market and affect our business.

Government Regulation

The cannabis industry is subject to intense government regulation at the federal, state and local levels. Cannabis is still categorized as a Schedule 1 drug by the federal government. Consequently, the possession, use, consumption, production, transport and sale of cannabis is illegal under federal law and in most state jurisdictions, except for four states (i.e. Colorado, Washington, Oregon, Alaska and Washington D.C.) where cannabis has been legalized for medicinal and recreational purposes, subject to government oversight, licensing and taxing authority, and several other states where cannabis for medical purposes is permitted, again subject to government regulation. In California, cannabis for medical use is legal but the establishment of dispensaries is tightly controlled and limited at the local level. Doctor prescriptions are required, resale of medical cannabis is prohibited, and resale for consumption of cannabis for recreational use is also prohibited. Commercial growing of cannabis is prohibited under federal and most state laws, and transport of cannabis across state lines or international borders is not allowed. Commercial growing of medical cannabis in California for distribution to licensed dispensaries is permitted provided the grower obtains the proper permits from the appropriate California state agencies and complies with all of the volume and other restrictions and limitations of such permits. There is no assurance that the government regulations and prohibitions applicable to the cannabis industry in the United States will ease so that new and larger markets can become available to the Company in the future. In fact, there is no assurance that the current legalization trend will not reverse and restrict the legal market for cannabis more in the future, adversely affecting the operating results, financial condition and business performance of the Company.

The Company will also be subject to other government regulations in the conduct of its business, which tend to increase costs and potentially have a material adverse impact on the Company's operating results, financial condition and business performance, including but not limited to (1) employment laws generally applicable to all businesses, including laws governing wages, working conditions, health, safety, working hours and similar matters; (2) laws designed to protect the environment, including those applicable to farming operations; (3) laws enforced by the Federal Trade Commission (FTC) and equivalent state agencies governing advertising and representations made by businesses; (4) laws enforced by the Federal Food & Drug Administration (FDA) which govern safety and claims made with respect to food and other products consumed by the public; and (5) laws enforced by the Drug Enforcement Agency (DEA) relating to possession, consumption, production, transport and sale of controlled substances such as cannabis. Compliance with laws, rules and regulations applicable to conducting commerce on the Internet is also a challenge for the Company. See "RISK FACTORS - Our business is subject to various government regulations."

Cole Memo

On August 29, 2013, United States Deputy Attorney General James Cole issued the Cole Memo to United States Attorneys guiding them to prioritize enforcement of Federal law away from the cannabis industry, operating as permitted under certain state laws, so long as:

•cannabis is not being distributed to minors and dispensaries are not located around schools and public buildings;

•the proceeds from sales are not going to gangs, cartels or criminal enterprises;

•cannabis grown in states where it is legal is not being diverted to other states;

•cannabis-related businesses are not being used as a cover for sales of other illegal drugs or illegal activity;

•there is not any violence or use of fire-arms in the cultivation and sale of marijuana;

•there is strict enforcement of drugged-driving laws and adequate prevention of adverse health consequences; and

•cannabis is not grown, used, or possessed on Federal properties.

The Cole Memo is meant only as a guide for United States Attorneys and does not alter in any way the Department of Justice’s authority to enforce Federal law, including Federal laws relating to cannabis, regardless of state law. We believe we have implemented procedures and policies to ensure we are operating in compliance with the Cole Memo. However, we cannot provide assurance that our actions are in full compliance with the Cole Memo or any other laws or regulations.

Rohrabacher Farr Amendment

On December 16, 2014, H.R. 83 - Consolidated and Further Continuing Appropriations Act, 2015 was enacted and included a provision known as the “Rohrabacher Farr Amendment” which states:

None of the funds made available in this Act to the Department of Justice may be used, with respect to the States of Alabama, Alaska, Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Hawaii, Illinois, Iowa, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Hampshire, New Jersey, New Mexico, Oregon, Rhode Island, South Carolina, Tennessee, Utah, Vermont, Washington, and Wisconsin, to prevent such states from implementing their own state laws that authorize the use, distribution, possession, or cultivation of medical marijuana.

The Rohrabacher Farr Amendment represents one of the first times in recent history that Congress has taken action indicating support of medical cannabis. The Rohrabacher Farr Amendment was renewed by Congress in 2015 and remains in effect currently.

The Rohrabacher Farr Amendment would appear to protect the right of the states to determine their own laws on medical cannabis use; however, the actual effects of the amendment are still unclear. The Rohrabacher Farr Amendment did not remove the federal ban on medical cannabis and cannabis remains regulated as a Schedule 1 controlled substance. Further, the United States Department of Justice has interpreted the Rohrabacher Farr Amendment as only preventing federal action that prevents states from creating and implementing cannabis laws — not against the individuals or businesses that actually carry out cannabis laws – and has continued to sporadically commence enforcement actions against individuals or businesses participating in the cannabis industry despite such participation being legal under state law. Whether this interpretation is appropriate is still being litigated, and, while an initial district court decision has not supported the Department of Justice’s interpretation, such decision is currently under appellate review. In addition, no matter what interpretation is adopted by the courts, there is no question that the Rohrabacher Farr Amendment does not protect any party not in full compliance with state medicinal cannabis laws.

Potential Changes to Federal Laws and Enforcement Priorities

Although the Department of Justice has stated in the Cole Memo that it is not an efficient use of limited resources to direct federal law enforcement agencies to prosecute those lawfully abiding by state laws allowing the use and distribution of medical cannabis, there is no guarantee that the Department of Justice’s position will not change regarding the low-priority enforcement of federal laws. Further, the United States is underwent an election year in 2016 and a new administration could introduce a less favorable cannabis enforcement policy. There can be no assurances that the new administration will not change the current enforcement policy and decide to strongly enforce the federal laws.  In light of the 2005 U.S. Supreme Court ruling in Gonzales v. Raich, under the commerce clause of the constitution, Congress may pass laws to criminalize the production and use of home-grown cannabis even where states have approved its use for medicinal purposes, which leads to the conclusion that the Controlled Substances Act may preempt state laws relating to any cannabis-related activity. Any such change in the federal enforcement program of current federal laws could cause significant financial damage to our business. While we do not directly harvest or distribute cannabis today, we still may be deemed to be violating federal law and may be irreparably harmed by a change in enforcement by the federal or state governments.

Total Addressable Market

Our target market are cultivation sites, dispensaries, recreational stores and collectives. We enable medium to large growers to expand footprints rapidly without an added traditional expansion cost through our container-size grow.droid II. For small growers and collectives, we offer grow.droid I, a fully automated all-inclusive “plug ‘n play” grow platform. There are currently more than 2,200 dispensaries, 500 recreational stores and approximately 2,200 cultivation sites. As more states come online and become legal medical cannabis states, the number of these establishments will increase exponentially. In California alone, observers agree, there are an estimated 500-1,000 cultivation sites.

Investment Analysis

Management believes that we have strong economic prospects by virtue of the following dynamics of the industry and us:

1.Management believes that the trends for growth in the cannabis industry are favorable as regulatory restraints on production, distribution and consumption are expected to continue to ease.

2. The demand for cannabis is expected to soar within the legal states hence increasing the number of cultivators within those states, creating an opportunity for the Company to supply technology for the cultivators and growers.

3. Management believes that early entry into the agricultural and supply segments of the cannabis industry at this time can be profitable currently, and will position the Company for more profitable operations when anticipated legal and regulatory changes create new market opportunities.

4. As indicated in the states of Colorado, Washington, Oregon, Alaska and Washington, D.C. where cannabis was recently legalized for recreational and medical use, management believes that the demand for cannabis currently exceeds and will continue to exceed the supply in the foreseeable future, creating the potential for robust profit margins for regulated growers and suppliers, especially for those that establish themselves in the industry now in its early stages.

There is no assurance that we will be profitable, or that the industry's favorable dynamics will not be outweighed in the future by unanticipated losses, adverse regulatory developments and other risks. Investors should carefully consider the various risk factors before investing in the shares. Commerce in the cannabis industry is extremely competitive, inherently speculative and highly regulated where permitted, and remains illegal in most jurisdictions. See "RISK FACTORS."

Competition

Management believes that Nuvus Gro Corp’s entire product line are demographically well positioned, top quality and unique in nature for growers of all size. The expertise of Management combined with the innovative nature of its marketing approach, set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon Nuvus Gro’s business models and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than Nuvus Gro, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of Nuvus Gro’s intended market. Management believes we can compete effectively but we cannot assure that competition will not impair the maintenance and growth of our planned businesses.

Legal Proceedings

On June 6, 2017, John F. Graham, filed a civil action against Nuvus Gro Corp, Sam Talari and Craig Huffman in the United State District Court of Texas for breach of contract. Nuvus Gro Corp believes the suite to be immaterial and will aggressively pursue its dismissal.

                                              -9-

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This section of this annual report includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Overview

Nuvus Gro Corp ("HempTech", "we", "us", "our", or the "Company") was formed on March 1, 2014, as a Nevada corporation. The company is a technology company specialized to address the needs of cultivators of industrial hemp and legal medical marijuana. The Company provides technology to allow growers to grow, securely collect, analyze and control all aspects of the grow cycle.

Nuvus Gro Corp (Hemptech Corp) was originally formed as a private company on November 17, 1997. On February 29, 2016, the company merged with Building Turbines, Inc.; becoming a publicly traded company. On March 10, 2016, Building Turbines, Inc. changed its name to HempTech Corporation. Post recapitalization of Building Turbines, Inc., HempTech became publicly traded under the ticker symbol HTCO.  In March 2018, the corporate name was changed again to Nuvus Gro Corp (Ticker symbol NUVG)

Nuvus Gro Corp (OTC: NUVG), is a technology company providing specialized solutions for cultivating cannabis. We design and engineer intelligent, efficient, industrial-grade products using process control techniques, advanced environment sensors, data aggregation, visualization software and security solutions. Our goal is to provide industrial-grade quality, making it possible for growers to compete in the emerging markets or simply to grow their own high quality product.

Nuvus Gro Corp is a leader in Controlled Environment Agriculture (CEA) using Automation Technologies with hardware and software integration to provide optimal growing conditions throughout the development of the crop cycle. Through Nuvus Gro Corp technologies, virtually every component of the plants' vegetative growth matrix and flower harvest is automated, documented and available in graphic format, both in real time and historically. This simplifies operations and ensures that the baselines set by the master grower are adhered to by the cultivation staff.

Results of Operations

Semiannual 2019 compared with Semiannual 2018

Results of Operations

Net Revenue

For the years ended September 30, 2019 and 2018 the Company had revenues of $132,000 and $0.00, respectively. Of the September 30, 2019 revenue $126,000 related to the built of grow.droid containers.

Our total operating expenses which consist of stock-based compensation, payroll, organization costs as well as attorney fees, accounting fees, and other administrative expenses associated with setting up our operations amounted to $264,959 and $626,264 in the years ended March 31, 2019 and 2018, respectively. Our total operating expenses decreased by $ 409,985 in 2019 compared to 2018.  The difference was due to reviewing and monitoring closely our expenses, in particular our wage accruals.

Net Loss

Our net loss for the year ended September 30, 2019 was $ 220,383 compared to a loss of $ 644,915 for the year ended September 30, 2018.  The decreased net loss of $ 424,532 was primarily due to the absence of stock-based compensation and lowering wage accruals.

Liquidity and Capital Resources

As of September 30, 2019, we had working capital of $ 13,344 as compared to a working capital deficit of $ 26,813 as of September 30, 2018.  Since inception of March 01, 2014 till September 30, 2019, our capital needs have primarily been met by our parent company, FutureWorld Corp. We will have additional capital requirements during 2019. We do not expect to be able to satisfy our cash requirements through online sales, and therefore we will attempt to raise additional capital through this offering and or other offerings. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Operating Activities

Cash used in operations of $145,167 during the year ended September 30, 2019 was primarily a result of increased expenses related to the sale of container.  We added highly qualified personnel to assist with current operations and future planning. Cash used in operations of $631,253 during the year ended September 30, 2018, reconciled with other net non-cash expenses relating to depreciation and amortization expense, accounts receivable, inventory purchases, and advances from related parties.

Investing Activities

Cash used in investing activities of $30 during the year ended September 30, 2019.  Cash used in investing activities of $6,788 during the year ended September 30, 2018

Financing Activities

During the years ended September 30, 2019 we generated financing proceeds of $88,291 from related party loans and $0 from our financing activities in 2018 from the sale of Reg A stock.

Seasonality Results

We do not expect to experience any seasonality in our operating results.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or financing activities with special purpose entities.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions and estimates relate to the valuation of equity issued for services, valuation of equity associated with convertible debt, the valuation of derivative liabilities, and the valuation of deferred tax assets. Actual results could differ from these estimates.

Fair Value Measurements and Fair Value of Financial Instruments

The Company adopted ASC Topic 820, Fair Value Measurements. ASC Topic 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Derivative Liability

We evaluate convertible instruments, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under ASC Topic 815, "Derivatives and Hedging." The result of this accounting treatment is that the fair value of the derivative is marked-to-market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income (expense). Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Equity instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815 are reclassified to liabilities at the fair value of the instrument on the reclassification date.

Deferred Taxes

The Company follows Accounting Standards Codification subtopic 740-10, Income Taxes ("ASC 740-10") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse and are considered immaterial.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, and other information. The allowance for doubtful accounts is estimated based on an assessment of the Company's ability to collect on customer accounts receivable. There is judgment involved with estimating the allowance for doubtful accounts and if the financial condition of the Company's customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against revenues. The Company writes-off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues its collection. As of September 30, 2019 and 2018, based upon the review of the outstanding accounts receivable, the Company has determined that an allowance for doubtful accounts is not material. The allowance for doubtful accounts is created by forming a credit balance which is deducted from the total receivables balance in the balance sheet.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives of 3 to 5 years. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings.

Stock Based Compensation Expense

We expect to account any share-based compensation pursuant to SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which Nuvus Gro has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

SFAS No. 123R requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

Nuvus Gro Corp will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which considers revenue realized or realizable and earned when all of the following criteria are met:

(i)	persuasive evidence of an arrangement exists,
(ii)	the services have been rendered and all required milestones achieved,
(iii)	the sales price is fixed or determinable, and
(iv)	Collectability is reasonably assured.

Recent Accounting Pronouncements

Since the year ended March 31, 2016 and through September 30, 2018, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

Convertible Debentures

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature ("BCF"). A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 "Debt with Conversion and Other Options." In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Company amortizes the discount to interest expense, over the life of the debt.

Fair Value of Financial Instruments

Accounting Standards Codification subtopic 825-10, Financial Instruments ("ASC 825-10") requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicablethe fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

The Company follows Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") and Accounting Standards Codification subtopic 825-10, Financial Instruments ("ASC 825-10"), which permits entities to choose to measure many financial instruments and certain other items at fair value.

Beneficial Conversion Feature

For conventional convertible debt where the rate of conversion is below market value, the Company records a "beneficial conversion feature" ("BCF") and related debt discount.

When the Company records a BCF, the relative fair value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument (offset to additional paid in capital) and amortized to interest expense over the life of the debt.

Advertising, Marketing and Public Relations

The Company follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our consolidated federal tax return and any state tax returns are not currently under examination.

The Company has adopted FASB ASC 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net Income (loss) Per Common Share

The Company computes loss per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.  These potentially dilutive securities were not included in the calculation of loss per common share for the years ended September 30, 2018 and March 31, 2018 because their effect would be anti-dilutive.

The outstanding securities consist of the following:

	For The Years Ended September 30 March 31
	2018	2018
Potentially dilutive options	930,000	930,000
Potentially dilutive warrants	273,333	273,333
Potentially dilutive convertible preferred stock	273,333	273,333
	1,476,666	1,476,666

Recent Accounting Pronouncements

ASU 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements". ASU 2014-10 eliminates the distinction of a development stage entity and certain related disclosure requirements, including the elimination of inception-to-date information on the statements of operations, cash flows and stockholders' equity. The amendments in ASU 2014-10 will be effective prospectively for annual reporting periods beginning after December 15, 2014, and interim periods within those annual periods, however early adoption is permitted. The Company evaluated and adopted ASU 2014-10 during the year ended December 31, 2015.

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements—Going Concern." The provisions of ASU No. 2014-15 require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company is currently assessing the impact of this ASU on the Company's consolidated financial statements.

Other accounting standards which were not effective until after September 30, 2018 are not expected to have a material impact on the Company's consolidated financial position or results of operations.

ITEM 3.       DIRECTORS AND OFFICERS

Our directors and executive officers, and their ages as of September 30, 2018 are as follows:

Name	Position	Age	Term of Office	Approximate Hours Per Week

Sam Talari	Chairman of the Board, Acting Chief Executive Officer, Acting Chief Financial Officer	57	Inception to Present (1)	40

John Verghese	Director and Chief Operating Officer	59	Inception to Present (1)	40

Terry Gardner	Chief Technology Officer	62	Inception to Present (1)

Kevin Defant	Sr. Product Development Engineer	36	Inception to Present (1)	40

Deidra Fernandes	VP of Operations		August 1, 2016 to present	30

We may commence paying salaries and providing other employment benefits to our executive officers in the near future in amounts to be determined by our board of directors, when the Company has sufficient funds. Our directors and executive officers are also reimbursed for their business expenses. We expect to pay employee compensation in the form of salary, bonus and benefits to other executive officers who may be hired during the fiscal year ending September 30, 2018 in amounts to be determined. We do not expect to hire any new executive officers during the current fiscal year. The employment compensation for certain executive officers may include automobile and housing allowances.

Director Compensation

Directors who are Company employees receive no additional or special remuneration for serving as directors. Presently, we do not provide compensation to outside director

ITEM 4.       SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

We have determined beneficial ownership in accordance with rules of the Securities and Exchange Commission (“SEC”). The information does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person's spouse. Percentage of beneficial ownership before the offering is based on 53,885,558 shares of common stock outstanding as of September 30, 2018. Unless otherwise noted below, the address of each person listed on the table is c/o Nuvus Gro Corp., 10901 Roosevelt Blvd, Bldg. C, Suite 1000 Saint Petersburg, FL 33716.

	Shares Beneficially Owned
Name and Position of Beneficial Owner	Number	Percent

Sam Talari, Chairman, President and Chief Executive Officer (1)	29,941,214	49.9%

John Verghese, Chief Operating Officer and Director	1,625,000	3.0%

HARVEST FUND LLC	15,000,000	25%

John F. Graham, SR	1,781,761	3.3%

Terry Gardner	0	0%

All directors and executive officers as a group (three persons)	48,347,975	81.20%

______________

*Indicates beneficial ownership of less than 1%.

ITEM 5.          INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We currently lease approximately 2,000 square feet of office space at 1301 Seminole Blvd. # 126, Seminole, FL 33770, at $2,000 per month on a three-year lease.

On March 30, 2016, Nuvus Gro Corp completed a purchase agreement with Infrax Systems to buy certain assets of the company, which are as follows:

Asset*	Purchase Price
Computer Equipment	$47,792
Computer Software	$3,164
Furniture & Fixtures	$27,239
Telephone Equipment	$8,977
Propriety Software	$180,020
Trimax Intellectual property	$500,000
R&D Amortized	$287,484
Total	$1,054,676

*This transaction is considered to be a Related Party Transaction since our CEO, Sam Talari, is a director and a majority holder of Infrax Systems.

ITEM 6.          OTHER INFORMATION

None

ITEM 7.          FINANCIAL STATEMENTS

NUVUS GRO CORP.
Consolidated Balance Sheets For the Six Months Ended September 30, 2019

	September 30,	March 31,
	2019	2019
	Unaudited	Unaudited
ASSETS

Current assets
Cash	$18,816	$5,095
Accounts receivable	126,498	24,661
Accounts receivable from Related Party	0	20,874
Inventory	118,451	50,691
Prepaid expenses	0	0
Utility & Other Deposits	20,000	20,000
Total current assets	283,765	121,321

Property and Equipment
Office furniture and equipment (Net)	36,929	43,310
Total property and equipment, net of depreciation	36,929	43,310

Other Assets (Net)
Research and Development	277,927	287,483
Intangible assets	521,162	543,892
Total other assets	799,089	831,375
Total assets	$1,119,784	$996,007

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts pay	$186,377	$148,017
Accrued Salaries	599,422	459,182
Accrued Liability	474,208	372,166
Customer deposits	215,000	131,000
Related Party Advances	1,432,877	1,456,711
Derivative liability	48,903	44,798
Total liabilities	2,956,787	2,611,874

Redeemable Series A-1 Convertible Preferred Stock	3,247	3,247

Stockholders' equity (deficit)
Common stock, $0.001 par value; 400,000,000 shares
authorized, 55,704,112 and 55,704,112 shares issued and
outstanding at September 30, 2018 and March 31, 2018	60,101	60,101
Additional paid-in capital	12,647,536	12,647,536
Accumulated deficit	(14,547,886)	(14,323,504)
Total stockholders' (deficit)	(1,837,002)	(1,615,867)
Total liabilities and stockholders' equity (deficit)	$1,119,784	$996,007

The accompanying notes are an integral part of these financial statements

NUVUS GRO CORP.

Consolidated Statements of Operations

For the Six Months Ended September 30, 2019 and September 30, 2018

	For the Six Months Ended
	September 30
	2019	2018
	Unaudited	Unaudited
Operation Revenues
Income from product sales	$126,000	$0
Consulting income from related party	0	0
Design & Service	6,000	0
Cost of goods sold	(83,320)	(14,546)
Total operating revenue	48,680	(14,546)

Operating expenses:
Salaries and benefits	187,021	475,470
Stock-based compensation	0	0
Professional fees	6,100	51,442
Other administrative expenses	71,838	99,352
Total expenses	264,959	626,264

Net operating (loss)	(216,279)	(640,810)

Other income (expense):
Derivative expense	(4,105)	(4,105)
Loss of impairment of asset	0	0
Interest Expense	0	0
Interest income	0	0
Total other income (expense)	(4,105)	(4,105)

Net (loss)	$(220,383)	$(644,915)

Weighted number of common shares outstanding, basic and fully diluted	55,063,946	55,063,946
Net loss per common share, basic and fully diluted	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements

NUVUS GRO CORP. Consolidated Statement of Cash Flows For the Six Months Ended September 30, 2019 and 2018

	For the Six Months Ended
	September 30,
	2019	2018
	Unaudited	Unaudited
Cash flows from operations
Net (loss)	$(220,383)	$(644,915)
Adjustment to reconcile net loss to net cash:
Depreciation and amortization	38,696	306
Stock-based compensation & services	0	0
Derivative Expense	4,105	0
Loss on impairment of assets	0	0
Changes in working capital components:
Accounts receivable	(101,836)	16,756
Inventory purchases	(67,761)	14,392
Prepaid expenses	0	(3,557)
Accounts payable	132,024	98,023
Accrued salaries	140,239	291,915
Advances from related parties	0	213,418
Net cash used for operating activities	(74,916)	(42,446)

Cash flows from investing activities
Increase in tangible properties	0	0
Purchase of long-term assets	(30)	(6,788)
Net cash provided by investing activities	(30)	(6,788)

Cash flows from financing activities
Cash receipts from issuance of common stock	0	0
Cash receipts from issuance of preferred stock	0	0
Proceeds from related party loans	88,291	22,421
Net cash provided by financing activities	88,291	22,421

Net increase (decrease) in cash	13,344	(26,813)
Cash, beginning of period	5,471	31,060
Cash, end of period	$18,816	$4,247

The accompanying notes are an integral part of these financial statements

NUVUS GRO CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations

Nuvus Gro Corp (OTC: NUVG), is a technology company providing specialized solutions for cultivating cannabis. We design and engineer intelligent, efficient, industrial-grade products using process control techniques, advanced environment sensors, data aggregation, visualization software and security solutions. Our goal is to provide industrial-grade quality, making it possible for growers to compete in the emerging markets or simply to grow their own high quality product.

Nuvus Gro is a leader in Controlled Environment Agriculture (CEA) using Automation Technologies with hardware and software integration to provide optimal growing conditions throughout the development of the crop cycle. Through HempTech technologies, virtually every component of the plants' vegetative growth matrix and flower harvest is automated, documented and available in graphic format, both in real time and historically. This simplifies operations and ensures that the baselines set by the master grower are adhered to by the cultivation staff.

2.	Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions and estimates relate to the valuation of equity issued for services, valuation of equity associated with convertible debt, the valuation of derivative liabilities, and the valuation of deferred tax assets. Actual results could differ from these estimates.

Fair Value Measurements and Fair Value of Financial Instruments

The Company adopted ASC Topic 820, Fair Value Measurements. ASC Topic 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

NUVUS GRO CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (continued)

Derivative Liability

We evaluate convertible instruments, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under ASC Topic 815, "Derivatives and Hedging." The result of this accounting treatment is that the fair value of the derivative is marked-to-market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income (expense). Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Equity instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815 are reclassified to liabilities at the fair value of the instrument on the reclassification date.

Deferred Taxes

The Company follows Accounting Standards Codification subtopic 740-10, Income Taxes ("ASC 740-10") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse and are considered immaterial.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, and other information. The allowance for doubtful accounts is estimated based on an assessment of the Company's ability to collect on customer accounts receivable. There is judgment involved with estimating the allowance for doubtful accounts and if the financial condition of the Company's customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against revenues. The Company writes-off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues its collection. As of September 30,2018 and 2017, based upon the review of the outstanding accounts receivable, the Company has determined that an allowance for doubtful accounts is not material. The allowance for doubtful accounts is created by forming a credit balance which is deducted from the total receivables balance in the balance sheet.

As of September 30, 2019, the Company had $ 126,498 accounts receivable of which $ 73,000 relate to customers and $ 53,498 to related affiliates

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives of 3 to 5 years. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings.

NUVUS GRO CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (continued)

Stock Based Compensation Expense

We expect to account any share-based compensation pursuant to SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which Nuvus Gro Corp has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

SFAS No. 123R requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

NUVUS GRO will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which considers revenue realized or realizable and earned when all of the following criteria are met:

(i)	persuasive evidence of an arrangement exists,
(ii)	the services have been rendered and all required milestones achieved,
(iii)	the sales price is fixed or determinable, and
(iv)	Collectability is reasonably assured.

Recent Accounting Pronouncements

Since the year ended March 31, 2016 and through July 20, 2016, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

Convertible Debentures

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature ("BCF"). A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 "Debt with Conversion and Other Options." In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Company amortizes the discount to interest expense, over the life of the debt.

NUVUS GRO CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

Accounting Standards Codification subtopic 825-10, Financial Instruments ("ASC 825-10") requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicablethe fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

The Company follows Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") and Accounting Standards Codification subtopic 825-10, Financial Instruments ("ASC 825-10"), which permits entities to choose to measure many financial instruments and certain other items at fair value.

Beneficial Conversion Feature

For conventional convertible debt where the rate of conversion is below market value, the Company records a "beneficial conversion feature" ("BCF") and related debt discount.

When the Company records a BCF, the relative fair value of the BCF is recorded as a debt discount against the face amount of the respective debt instrument (offset to additional paid in capital) and amortized to interest expense over the life of the debt.

Advertising, Marketing and Public Relations

The Company follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our consolidated federal tax return and any state tax returns are not currently under examination.

The Company has adopted FASB ASC 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NUVUS GRO CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (continued)

Net Income (loss) Per Common Share

The Company computes loss per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.  These potentially dilutive securities were not included in the calculation of loss per common share for the years ended September 30, 2019 and 2018 because their effect would be anti-dilutive.

The outstanding securities consist of the following:

	For The Years Ended September 30,
	2019	2018
Potentially dilutive options	930,000	930,000
Potentially dilutive warrants	273,333	273,333
Potentially dilutive convertible preferred stock	273,333	273,333
	1,476,666	1,476,666

Recent Accounting Pronouncements

ASU 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements". ASU 2014-10 eliminates the distinction of a development stage entity and certain related disclosure requirements, including the elimination of inception-to-date information on the statements of operations, cash flows and stockholders' equity. The amendments in ASU 2014-10 will be effective prospectively for annual reporting periods beginning after December 15, 2014, and interim periods within those annual periods, however early adoption is permitted. The Company evaluated and adopted ASU 2014-10 during the year ended December 31, 2015.

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements—Going Concern." The provisions of ASU No. 2014-15 require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company is currently assessing the impact of this ASU on the Company's consolidated financial statements.

Other accounting standards which were not effective until after September 30, 2018 are not expected to have a material impact on the Company's consolidated financial position or results of operations.

3.	Property and equipment

Property and equipment, net, consisted of the following at September 30, 2019 and 2018:

	September 30,	September 30,
	2019	2018

Computer equipment	$59,933	$58,952
Furniture and fixtures	27,239	33,689
	87,172	92,641
Less: accumulated depreciation	(50,242)	(36,513)
	$36,929	$56,128

NUVUS GRO CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Intangible assets

Intangible assets, net, consisted of the following at September 30, 2018 and 2017:

	September 30,	September 30,
	2018	2017

Research and development	$ 287,484	$ 0
Opticon fiber optic management software	180,020	$180,020
TriMax intellectual property	500,000	500,000
	680,020	680,020
Less: accumulated amortization	(168,414)	(113,523)
	$799,090	$566,497

The Trimax Wireless TMAX™ Cross Platform product line is the first to combine Wi-Fi, WiMAX and DECT into a single unified system. TMAX includes base stations, broadband wireless routers, edge nodes and CPE devices. The entire TMAX product line is based on modular, rugged outdoor platforms that support a common set of radio modules.

Around the world, Trimax leads the way in helping to increase public safety, improve mobile worker efficiency, boost the local economy, and deliver wireless broadband connectivity to people wherever they are...and wherever they're going.

Our proprietary software provides:

•	Mobile Public Safety - Providing public safety workers in the field with timely access to the information they need is reducing crime and saving lives
•	Video Surveillance - A cost-effective alternative to adding additional people to increase security coverage, cameras are extending the visual reach of police, fire, lifeguards and park rangers
•	Utility Meter Reading - Centrally connected utility meters are improving customer satisfaction and encouraging conservation while lowering operational costs
•	Intelligent Transportation Systems (ITS) - Real-time traffic analytics and control is minimizing congestion and improving safety on crowded roadways as well as reducing emissions
•	Municipal Modernization and Mobility - Extending office IT resources to the field is improving worker efficiency, lowering costs, and raising citizen satisfaction
•	Automated Parking Meters - Variable parking rates, and flexible payment options, are improving main street business.
•

Industrial - Often operating in hostile conditions, industrial site networks are used for a range of activities that improve business operational efficiencies, reduce operating cost, and increase worker and site safety

•	Public Access - Citywide, campus-wide, and hot zone Wi-Fi networks increase quality of life, educational opportunities, and economic development

NUVUS GRO CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Income taxes

Income tax benefit resulting from applying statutory rates in jurisdictions in which we are taxed (Federal and State of Florida) differs from the income tax provision (benefit) in our financial statements.

As of September 30, 2019, we have approximately $xxx in net operating loss carry forward that, subject to limitation, may be available in future tax years to offset taxable income.  The net operating loss carry forwards expire through xx. The principal differences between the accumulated deficit and the above net operating loss results from the depreciation, amortization of intangible assets, stock based compensation, and accrued liabilities.

The amount of income taxes and related income tax positions taken are subject to audits by federal and state tax authorities. As of March 31, 2018, the Company's most recently filed income tax return dates are as of XXXX, and generally three years of income tax returns commencing with that date are subject to audit by these authorities. Although all returns remain open until either expiration of the net operating loss (20yrs) or 3 years after the use of a net operating loss.  Our estimate of the potential outcome of any uncertain tax positions is subject to management's assessment of relevant risks, facts, and circumstances existing at that time, pursuant to ASC 740, Income Taxes.  ASC 740 requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return.  The Company's policy is to record a liability for the difference between the benefit recognized and measured pursuant to ASC 740 and tax position taken or expected to be taken on the tax return.  Then, to the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made.  The Company reports tax-related interest and penalties as a component of income tax expense. During the periods reported, management of the Company has concluded that no significant tax position requires recognition under ASC 740.

NUVUS GRO CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.          Capital stock

Common Stock

During the six months ended September 30, 2019, the Company did not sell any Capital Stock.

Preferred Stock

During the six months ended September 30, 2019, the Company did not sell any shares of Series A Preferred stock.

7.	Stock-based compensation

As part of the Chief Operating Officer’s employment agreement, the Company granted a 10% equity stake in the Company vesting 3.33% at the end of the first year of employment (“Tranche 1”), 3.33% at the end of the second year of employment (“Tranche 2”), and 3.34% at the end of the third year of employment (“Tranche 3”). As of March 31, 2017, both tranche 1 and tranche 2 were fully vested resulting in stock-based compensation expense of $8,675,159. During the year ended March 31, 2017, 1,625,000 shares that vested were issued to the COO.  During the period ended September 30, 2019 no compensation expense was recorded on this grant.

As part of the VP of Operation’s employment agreement, the Company granted 930,000 shares of common stock at a strike price of $0.15 per share. The shares vest proportionally over a five year period. As of September 30, 2019 no compensation expense was recorded on this grant.

The following is a summary of all option activity through September 30, 2019:

Average
	Number of	Weighted	Remaining
	Options	Average	Term
	Outstanding	Price	(in years)

Options outstanding at April 1, 2015	-	$-	-
Granted in 2016	-	-	-
Exercised	-	-	-
Options outstanding at March 31, 2016	-	-	-
Granted in 2017	930,000	0.15	-
Exercised	-	-
Options outstanding at September 30, 2018	930,000	$0.15	4.0
Exercisable at September 30, 2019*	-	$-	-

No stock options were exercised during the six months ended September 30, 2019.  Cash flows resulting from excess tax benefits are classified as part of cash flows from financing activities.  Excess tax benefits are realized tax benefits from tax deductions of exercised options in excess of the deferred tax asset attributable to the compensation cost for such options.

NUVUS GRO CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Related-party transactions

Sublease

We currently lease approximately 12,500 square feet of office space at 10901 Roosevelt Blvd, Bldg. C, Suite 1000, Saint Petersburg, FL 33716, at $ 10,680 per month on a three-year lease from our affiliate, FutureWorld Corp. FutureWorld is an investor of the company and former parent company.  We share the space with Apotheca Biosciences Corp, an affiliated company, which subleases 5,000 sq feet for 6,408 per month.

Purchase Agreement

On March 30, 2016, Nuvus Gro Corp completed a purchase agreement with Infrax Systems to buy certain assets of the company which are as follows;

Purchase Price
Computer Equipment	$41,153.50
Computer Software	$2,750.00
Furniture & Fixtures	$26,500.00
Telephone Equipment	$2,172.00
Propriety Software	$180,020.00
Trimax Intellectual property	$500,000.00
Total	$752,595.50

*This transaction is considered to be a Related Party Transaction since our CEO, Sam Talari, is a director and a majority holder of Infrax Systems.

As of September 30, 2019, we have an accrued liability recorded in the amount of $752,595, which is consideration owed to Infrax Systems for the purchase agreement. The consideration is owed in the Company’s common stock, which has yet to be issued.

Accounts Receivable

As of September 30, 2019 the Company had a Trade account receivable of $ 70,000 and a related party receivable from FutureLand Corp. amounting to $56,498. The $ 70,000 was the result of contract work by Nuvus Gro Corp team on a grow project in the Tampa Bay area. The amount of $ 56,498 is for consulting services of researching water and power issues, facility design and construction cost. Our CEO, Sam Talari, is a director and majority shareholder of FutureLand Corp. Our CEO, Sam Talari, is a director and majority shareholder of FutureLand Corp. This receivable represented all of the revenues recorded in the year ended September 30, 2019.

Related Party Advances

For the six months ended September 30, 2019, the Company received advances from related parties totaling $88,291. That amount was a loan from the Company’s CEO. The advances consisted of Company expenses paid by related parties including payroll. As of September 30, 2019, the balance of advances from related parties totaled $1,432,877.

NUVUS GRO CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Concentration of credit risks

The Company maintains accounts with financial institutions. All cash in checking accounts is non-interest bearing and is fully insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash balances in money market accounts may exceed the maximum coverage provided by the FDIC on insured depositor accounts. The Company believes it mitigates its risk by depositing its cash and cash equivalents with major financial institutions. There were no cash deposits in excess of FDIC insurance at September 30, 2019.

10.	Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. At September 30, 2019 and 2018, the Company had $18,816 and $5,095 in cash, respectively, and $13,344 positive and $26,813 negative working capital, respectively.  For the years ended September 30, 2019 and 2018, the Company had a net loss of $220,383 and $644,915, respectively, and utilized $(74,916) and $(42,446), respectively, in cash from operations.  . Continued losses may adversely affect the liquidity of the Company in the future. In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management devoted considerable effort during the years ended September 30, 2019 and 2018 toward (i) obtaining additional equity capital (ii) controlling salaries and general and administrative expenses, (iii) management of accounts payable, (iv) evaluation of its distribution and marketing methods, and (v) increasing marketing and sales. In order to control general and administrative expenses, the Company has established internal financial controls in all areas, specifically in hiring and overhead cost. The Company has also established a hiring policy under which the Company will refrain from hiring additional employees unless approved by the Chief Executive Officer and Chief Financial Officer. Accounts payable are reviewed and approved or challenged on a daily basis. Senior management reviews the annual budget to ascertain and question any variance from plan, on a quarterly basis, and to anticipate and make adjustments as may be feasible. The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Notes 1 and 8 to the financial statements, the entity is a development stage Company with insignificant revenues. The entity has suffered a loss from operations and has negative cash flows from operations that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

11.       Commitments and contingencies

We currently sublease approximately 12,500 square feet of office space at 10901 Roosevelt Blvd, Bldg. C, Suite 1000, Saint Petersburg, FL 33716, at $10,640 per month on a three-year lease from our affiliate, FutureWorld Corp. The Company does not pay the utilities related to the property currently. Nuvus Gro does not have a written lease with our affiliate, FutureWorld Corp. We are planning to move toward the end of November 2019 and are considering new facilities at $ 2,000 per month.

For the years ended March 31,
2018	$38,880
2019	$38,880
2020	$24,000

NUVUS GRO CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.       Subsequent events

Shares issued subsequent to balance sheet date

None